Filed Pursuant To Rule 433

Registration No 333-286293

September 19, 2025

Fund Ticker Grayscale GDLC Grayscale CoinDesk Crypto 5 ETF Grayscale CoinDesk Crypto 5 ETF ("GDLC" or the "Fund") is the first multi-asset crypto ETP in the U.S. It first came to market as a private placement in 2018 and began trading as Grayscale Digital Large Cap Fund (GDLC) in 2019. On 9/19/2025, GDLC uplisted to NYSE Arca under its new name. Grayscale CoinDesk Crypto 5 ETF is among the first investment vehicles solely invested in, and deriving value from, a basket of large cap digital assets in the form of a security while avoiding the challenges of buying, storing, and safekeeping those digital assets directly. Investment Objective The Fund’s investment objective is for the value of the Shares (based on NAV per Share) to reflect the value of the Fund Components as determined by reference to their respective Index Prices or Digital Asset Reference Rates and weightings within the Fund, plus any cash held by the Fund and reduced by the Fund’s expenses and other liabilities. There can be no assurance that the Fund will be able to achieve its investment objective. Fund Composition BTC Bitcoin ETH Ethereum XRP xrp SOL solana ADA cardano 72.90% 17.08% 5.67% 4.12% 1.04% Growth of Hypothetical $10,000 (since inception) The cumulative returns of net asset value of GDLC. Chart reflects a hypothetical $10,000 investment net of fund expenses, management fees, and other expenses $90,000 $80,000 $70,000 $60,000 $50,000 Why GDLC Grayscale CoinDesk Crypto 5 ETF tracks the five largest and most liquid cryptocurrencies, capturing
90% of crypto’s total investable market capitalization. Exposure to Core Cryptocurrencies Through broad exposure to crypto “large caps”, GDLC delivers a more wholistic exposure to the asset class and can help investors access the crypto market's potential beyond any individual cryptocurrency. Automatic Rebalancing GDLC automatically rebalances on a quarterly basis, ensuring the fund continuously and accurately reflects the evolving market leadership in crypto. Powered by CoinDesk Indices
Tracks the CoinDesk 5 Index, developed by CoinDesk Indices, a leading crypto index provider Returns* Full History (%)
Price Nav CoinDesk 5 Index (CD5) 1M X X X 3M X 6M X YTD X X X 1Y X X X 3Y X X X 5Y X X X 10Y X X X Since Inception X X X Cumulative Full History (%) Nav CoinDesk 5 Index (CD5) 1M 8.60% 8.73% 3M 20.23% 20.90% 6M 53.61% 55.45% YTD 25.85% 28.14% 1Y 83.99% 88.52% 3Y 388.44% 426.26% 5Y 797.71% 913.59% 10Y Since Inception 487.10% Annualized** Full History (%) Nav CoinDesk 5 Index (CD5) 1M 8.60% 8.73% 3M 20.23% 20.90% 6M 53.61% 55.45% YTD 25.85% 28.14% 1Y 83.99% 88.52% 3Y 69.67% 73.94% 5Y 55.11% 58.92% 10Y X X Since Inception 26.12% 30.27% 651.46%

$40,000
$30,000
$20,000
$10,000
$0
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2019
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GDLC NAV
CD5*

CD5: CoinDesk 5 Index

Chart performance as of 9/18/25

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Returns as of 8/29/25

*The performance table shows the Fund's performance for the time periods shown from inception through 8/29/2025. GDLC was a private placement until 9/19/2025, when it uplisted to an ETP. The Fund's performance prior to 9/19/2025 is based on market-determined prices on the OTCQX marketplace and on the Fund's performance without an ongoing share creation and redemption program. Effective as of 9/19/2025, the Fund established an ongoing share creation and redemption program and the shares of the Fund were listed to NYSE Arca. Hence, the Fund's returns for periods prior to 9/19/2025 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund's performance for periods subsequent to 9/19/2025.

Expenses reflected in the performance from inception on 2/01/2018 to 8/29/2025 reflects fees of the Fund when the Fund was structured as a private placement while returns after this date reflect the expenses of the Fund after registration as an exchange traded product as reported in the current prospectus.

**Updated as additional returns data becomes available.

GDLC, an exchange traded product, is not registered under the Investment Company Act of 1940, as amended ("40 Act"), and therefore is not subject to the same regulations and protections as 40 Act registered ETFs and mutual funds. GDLC is subject to significant risk and heightened volatility. Cryptocurrency assets are not suitable for an investor who cannot afford the loss of the entire investment. An investment in GDLC is not a direct investment in cryptocurrencies.

www.grayscale.com info@grayscale.com 866-775-0313

GRAYSCALE®

Fund Ticker

GDLC

Grayscale CoinDesk Crypto 5 ETF

Investment Terms

As of 9/18/25

Fund Details

Inception Date:	2/1/2018
NYSE Listing Date:	9/19/2025
Benchmark Index:	CoinDesk Crypto 5 Index[1]
Assets Under Management:	$931,611,852
Shares Outstanding:	15,867,400
Net Asset Value (NAV):	$58.71
Fund Expense Ratio:	0.59%

Trading Details Ticker: GDLC Bloomberg IOPV Ticker: GDLC.IV Index Ticker: CD5 CUSIP: G40705108 ISIN: KYG407051088 Primary Exchange: NYSE Arca Service Providers & Structure Sponsor: Grayscale Investments Sponsors, LLC Index Provider: CoinDesk Indices, Inc Fund Administrator: BNY Mellon Bitcoin Custodian: Coinbase Custody Trust Company, LLC Auditor: KPMG LLP Cayman Council: Maples and Calder Marketing Agent: Foreside Fund Services, LLC Legal Council to Sponsor: David Polk & Wardwell LLP ¹The CoinDesk 5 Index measures the performance of the largest and most liquid five digital assets included in the CoinDesk 20 Index. Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent and Grayscale Investments Sponsors, LLC is the sponsor of GDLC. NAV per share is not calculated in accordance with GAAP. NAV per share is not intended to be a substitute for the Fund’s Principal Market NAV per share calculated in accordance with GAAP. The Fund holds cryptocurrencies; however, an investment in the Fund is not a direct investment in any cryptocurrency. As a single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The Sponsor does not store, hold, or maintain custody of the Fund’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Fund’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Fund’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Fund. Fund History and Returns Performance Prior to 9/19/2025, shares of the Fund were offered only in private placement transactions exempt from registration under the Securities Act of 1933 and were quoted on the OTCQX® Best Market. GDLC did not have an ongoing share creation and redemption program. Effective as of the open of business on 9/19/2025, the shares of the Fund were listed to NYSE Arca as an exchange-traded product, GDLC established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. Prior to 9/19/2025, the Fund did not meet its investment objective and its shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Fund’s performance prior to 9/19/2025 is based on market-determined prices on the OTCQX, while the Fund’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Fund’s historical data prior to 9/19/2025 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund’s performance following that date. COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.